Cojax Oil and Gas Corporation

3033 Wilson Boulevard, Suite E605, Arlington, Virginia. 22201

Telephone: (703) 216-8606; Writer’s Email: jeffrey.guzy@cojaxoilandgas.com

May 27, 2022

BY EMAIL – CONFIDENTIAL SUBMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joseph Klinko, Staff Accountant

Re: CoJax Oil and Gas Corporation
Form 10-K for the Fiscal Year ended December 31, 2020
Filed May 14, 2021
Response dated February 9, 2022
File No. 333-232845

Dear Mr. Klinko:

CoJax Oil and Gas Corporation (the “Company”) hereby responds to the comment letter from the Securities and Exchange Commission (the “Commission”), dated March 24, 2022, with reference to the Company’s Annual Report on Form 10-K, filed with the Commission on May 14, 2021, as follows:

Form 10-K for the Fiscal Year ended December 31, 2020

Management's Discussion and Analysis, page 44

1. Given your merger with Barrister Energy LLC on November 17, 2020, and considering the financial statements that you filed August 12, 2020 on a Form 8-K/A, reporting revenues of $63,534 for 2019 and $160,492 for 2018, it appears that you should update disclosures on pages 22, 36, 45, 59, and 68, which state that you have no revenue generating operations, to clarify the current status of your operations.

You should explain how the properties have performed each period relative to the earlier periods and if operations have been curtailed or if production has declined, you should also quantify the changes in volumes and the financial effects and state the reasons.

Given the provisions in Sections 1.1.2 and 21 of the Purchase and Sale Agreement at Exhibit 2.2 to the Form 8-K that you filed on June 22, 2020, indicating the oil and gas properties continue to be managed by the former owner and that proceeds from the sales of any production were to be retained by the former owner to reduce the amount of the note payable, you should also have disclosure of this arrangement in the notes to your financial statements, and a discussion of change or the absence of change in the note payable balance, and the implications for cash flows to the company in MD&A.

As it appears that you will need to recognize Barrister Energy LLC as the accounting acquirer in the merger, you will also need to expand your disclosures in MD&A to address the results of operations including the oil and gas properties for all periods.

Response:

The Company had no operations that generated revenue during the period ended December 31, 2020. During the period ended December 31, 2021, the Company had $8,160 in revenue attributable to the sale of oil from the on-site storage tank; this oil was from production during the period from January 1, 2020, to June 16, 2020. Due to the inadequacy of available funding and the lower price of oil, the Company has shifted Barrister’s operations into maintenance mode. The existing wells and storage tank are being maintained at a ready level once funding is obtained.

For information on how the properties have performed period over period see “Barrister Oil Rights / Barrister DRILL REGION PRODUCTION” page 15 of the Company’s Amendment No. 1 to the 10-K report for 2020.

The revenue was used to offset the operating expense accounts payable, not the note payable, to the previous owner and current operator.

Financial Statements

Note 3 - Summary of Significant Accounting Policies, page 60

2. We understand from your response to prior comment one that you have adopted the Full Cost Method of accounting for oil and gas producing activities and will conform disclosures in your periodic reports accordingly, although you state that you do not believe this is required because you had not engaged in drilling activities.

Given that you report having acquired producing oil and gas properties in your merger with Barrister Energy LLC, and disclose oil and gas reserves on pages 15 and 71, you are considered to be engaged in oil and gas producing activities as defined in FASB ASC 932-10-15-2A, and are required to disclose the accounting method being applied in the notes to your financial statements by FASB ASC 932-235-50-1.

In addition to resolving the inconsistencies between disclosures of the accounting policy being applied, please also resolve the inconsistencies between the reserve disclosures on the pages referenced above and provide all of the information prescribed by FASB ASC 932-235-50 in the supplemental notes to your financial statements.

Response:

After discussion with management and its auditors, the Company determined that it will use the successful efforts accounting method for its oil and gas producing activities.

The reserve disclosures and Supplemental Information on Oil and Gas Producing Activities have been removed as the Company deemed the information inadequate and confusing to the purposes of the Form 10-K/A.

Note 5 - Acquisition, page 63

3. We have considered the information provided in your response to prior comment two, indicating that you have not accounted for the transaction with Barrister Energy LLC as a reverse merger because Cojax Oil and Gas Corporation did not undergo a change in control; you state that your CEO and CFO "were continuing to exercise control of the operation and business" following the acquisition.

However, in the Form 8-K that you filed on November 20, 2020 to announce completion of the transaction, you disclosed that "voting control of CoJax will be held by the former Barrister Members as new shareholders of CoJax Common Stock" and you quantified that interest at 99.9% of your outstanding common shares.

We understand that your CEO held a single common share and that your CFO did not hold any common shares upon completing this transaction.

You mention that you assumed the $2.7 million purchase obligation of Barrister Energy, LLC, which arose in an earlier acquisition of its interests in oil and gas properties, and you refer to subsequent issuances of convertible preferred shares and common shares in January 2021 and February 2021, which have increased the interests of your CEO and CFO to about 7% on a full diluted basis as of March 31, 2021 and September 30, 2021.

Given the magnitude of the voting interests conveyed to the former members and the relative size of the entities, it appears that Barrister Energy LLC should be identified as the accounting acquirer, following the guidance in FASB ASC 805-10-55-12(a), 55-12(c), and 55-13. While the officers may have influence over business operations and policies, you have not established how this would override the concentration of voting interests; the subsequent issuances of shares would not be properly considered in the accounting determination that is required pursuant to FASB ASC 805-20-25-1.

Therefore, it appears that you should comply with the guidance on the preparation of financial statements following a reverse merger in FASB ASC 805-40-45.

Response:

On May 9, 2022, the Board of directors of the Company, after discussion with management and its auditors, determined that the Company’s previously issued financial statements included in the Original Form 10-K and the subsequent Quarterly Reports on Form 10-Q for the quarter ended March 31, 2021, June 30, 2021, and September 30, 2021 (the “Quarterly Reports”) should not be relied upon because the Company incorrectly accounted that its acquisition of Barrister Energy, LLC that occurred on November 17, 2020 (the “Acquisition”) was a business combination and reported the properties acquired at the fair value of purchase consideration, including the common shares issued and debt assumed.

As Barrister was not a going concern and consequently not a business, the Company concluded that the Acquisition is deemed an asset acquisition and needs to be accounted for as an "acquisition under common control" as defined by ASC 805-50-30 and the carrying value of the Company’s oil and gas properties shall be reduced from $10,000,000 to $2,700,000, the historical cost to Barrister.

Note 9 - Related Party Transactions, page 65

4. We understand that on January 4, 2021 you issued 30,000 shares of Series A Convertible Preferred Stock to your CEO and CFO. Please file the certificate of designation for your Series A Convertible Preferred Stock to comply with Item 601(b)(4) of Regulation S-K.

Response:

On January 23, 2020, the Company filed the Amendment to its Amended and Restated Articles of Incorporation with the Virginia Secretary of State (the “January 2020 Amendment”) pursuant to the Virginia Stock Corporation Act of the Code of Virginia, 1950, as amended (“VSCA”), creating and authorizing for issuance 500,000 shares of Series A Convertible Preferred Stock, $0.01 par value per shares (the “Series A Preferred”). The Amendment set forth the designation, rights, preferences, the number of shares authorized, the terms of conversion, and obligations of the Series A Preferred.  A filed stamped copy of the January 23, 2020 Amendment is attached hereto.  The Company filed the January 2020 Amendment with the Commission as Exhibit 3.1 to its Current Report on Form 8-K dated January 31, 2020.  Please see the following;

https://www.sec.gov/Archives/edgar/data/1763925/000176392520000003/cojax8k1312020.htm; https://www.sec.gov/Archives/edgar/data/1763925/000176392520000003/cojaxamendarticles1222020.htm.

On June 12, 2020, the Company further amended its Amended and Restated Articles of Incorporation with respect to the conversion and the merger provisions related to the Series A Preferred (the “June 2020 Amendment”) and filed the June 2020 Amendment with the Virginia Secretary of State. The June 2020 Amendment was filed with the Commission as Exhibit 3.1 to the Current Report on Form 8-K dated June 12, 2020. Please see the following;

https://www.sec.gov/Archives/edgar/data/1763925/000176392520000007/cojax8k6122020.htm

https://www.sec.gov/Archives/edgar/data/1763925/000176392520000007/ex31amendrestate06112020.htm.

The Company is incorporating by reference in its Amendment No. 1 to the 10-K report for 2020 all previously filed exhibits to its SEC reports related to its charter and amendments, including the Amended and Restated Articles of Incorporation, the January 2020 Amendment, and the June 2020 Amendment.

If you have any questions regarding this letter, please contact Jeffrey Guzy at telephone (703) 216-8606 or via e-mail at jeffrey.guzy@cojaxoilandgas.com.

Sincerely,

/s/ Jeffrey J. Guzy

Jeffrey J. Guzy, CEO and Chairman of CoJax Oil and Gas Corporation